UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-[       ]

Application for an order under section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for exemptions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

In the Matter of

Spinnaker ETF Series
OBP Capital LLC
Capital Investment Group, Inc.
116 South Franklin Street
Rocky Mount, North Carolina 27804-5707

Please send all communications regarding this Application to:

Tracie Coop, Secretary
Spinnaker ETF Series
116 South Franklin Street
Rocky Mount, North Carolina 27804-5707

With a copy to:

Tanya Boyle, Esq.
Greenberg Traurig, LLP
2200 Ross Avenue, Suite 5200
Dallas, Texas 75201

Page 1 of 12 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on April 16, 2020

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

In the Matter of Spinnaker ETF Series OBP Capital LLC Capital Investment Group, Inc. File No. 812-[ ]
Application for an order under Section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions from Section 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for exemptions from Sections 12(d)(1)(A) and (B) of the Act

I.	SUMMARY OF APPLICATION
In this application, Spinnaker ETF Series (“Trust”), OBP Capital LLC (“Advisor”), and Capital Investment Group, Inc. (“Distributor”) (collectively, the “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions from Section 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for exemptions from Sections 12(d)(1)(A) and (B) of the Act (“Order”).  Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the U.S. Securities and Exchange Commission (“Commission”) to permit the operations of Shielded AlphaSM ETFs (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1
Applicants request that the relief apply to the Shielded AlphaSM ETFs listed in Appendix A (the “Initial Funds”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Advisor or any entity controlling, controlled by, or under common control with the Advisor (any such entity included in the term “Advisor”), (b) operates as a Shielded AlphaSM ETF as described in the Reference Order, and (c) complies with the terms and conditions of the Order and of the Reference Order (each such company or series and Initial Fund, a “Fund”).2
_______________________
1  Blue Tractor ETF Trust and Blue Tractor Group, LLC, Investment Company Act Rel. Nos. 33682 (Nov. 14, 2019) (notice) and 33710 (Dec. 10, 2019) (order).
2  All entities that currently intend to rely on the Order are named as applicants.  Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein.

No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.
II.	APPLICANTS
A.	The Trust
The Trust is a statutory trust organized under the laws of Delaware and will consist of one or more series operating as Shielded AlphaSM ETFs.  The Trust is registered with the Commission as an open-end management investment company under the Act.
B.	The Adviser
The Advisor will be the investment advisor to the Initial Funds.  The Advisor is a North Carolina limited liability company with its principal place of business in Rocky Mount, North Carolina.  The Advisor is, and any other Advisor will be, registered as an “investment adviser” under section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The Advisor has entered into a licensing agreement with Blue Tractor Group LLC, or an affiliate thereof, in order to offer Shielded AlphaSM ETFs.3
Subject to approval by the Fund’s board of trustees, the Advisor will serve as investment advisor to the Funds.  The Advisor may enter into subadvisory agreements with other investment advisers to act as subadvisors with respect to Funds (“Subadvisors”).  Any Subadvisor to a Fund will be registered with the Commission as an investment advisor under Section 203 of the Advisers Act.
C.	The Distributor
The Distributor is a North Carolina corporation and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the principal underwriter of shares of Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Advisor and/or Subadvisor.  Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer.  The Distributor will distribute Shares on an agency basis.
III.	REQUEST FOR RELIEF
Applicants agree that the Order will be subject to the same terms and conditions as the Reference Order, except as noted herein.  For the reasons stated in the Reference Order, Applicants believe that:
 • With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;
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3  Various aspects of the Shielded AlphaSM ETFs are the subject of pending patent applications.

 • With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and
 •With respect to the relief requested pursuant to Section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.
IV.	NAMES AND ADDRESSES
Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application.  Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.
V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES
Applicants file this application in accordance with Rule 0-2 under the Act.  Applicants have attached the required verifications to the application.  In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.  In the case of the Trust, the relevant resolutions authorizing the filing are attached as Appendix B.  In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.
Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.
Spinnaker ETF Series
By:  /s/ Katherine M. Honey
Name:  Katherine M. Honey
Title:  President

OBP Capital LLC
By:  /s/ Katherine M. Honey
Name:  Katherine M. Honey
Title:  Managing Member

Capital Investment Group, Inc.
By:  /s/ Richard Bryant
Name:  Richard Bryant
Title:  CEO

Authorization of
Spinnaker ETF Series
In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Spinnaker ETF Series have been taken, and that as President thereof, she is authorized to execute and file the same on behalf of Spinnaker ETF Series and all actions necessary to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.
SPINNAKER ETF SERIES

By:  /s/ Katherine M. Honey
Name:  Katherine M. Honey
Title:  President

Authorization of
OBP Capital LLC
In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by OBP Capital LLC have been taken, and that as the Managing Member thereof, she is authorized to execute and file the same on behalf of OBP Capital LLC and all actions necessary to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.
OBP CAPITAL LLC

By:  /s/ Katherine M. Honey
Name:  Katherine M. Honey
Title:  Managing Member

Authorization of
Capital Investment Group, Inc.
In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Capital Investment Group, Inc. have been taken, and that as the CEO thereof, he is authorized to execute and file the same on behalf of Capital Investment Group, Inc. and all actions necessary to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.
Capital Investment Group, Inc.

By:  /s/ Richard Bryant
Name:  Richard Bryant
Title:  CEO

Verification of
Spinnaker ETF Series
In accordance with Rule 0-2(d) under the Act, the undersigned states that she has duly executed the attached application dated April 16, 2020 for, and on behalf of, the Spinnaker ETF Series; that she is President of such entity; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

SPINNAKER ETF SERIES

By:  /s/ Katherine M. Honey
Name:  Katherine M. Honey
Title:  President

Verification of
OBP Capital LLC
In accordance with Rule 0-2(d) under the Act, the undersigned states that she has duly executed the attached application dated April 16, 2020 for, and on behalf of, OBP Capital LLC; that she is the Managing Member of such company; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

OBP CAPITAL LLC

By:  /s/ Katherine M. Honey
Name:  Katherine M. Honey
Title:  Managing Member

Verification of
Capital Investment Group, Inc.
In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached application dated April 16, 2020 for, and on behalf of, Capital Investment Group, Inc.; that he is the CEO of such entity; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
Capital Investment Group, Inc.

By:  /s/ Richard Bryant
Name:  Richard Bryant
Title:   CEO

APPENDIX A
The Initial Funds
Spinnaker Alpha Growth ETF: The Fund’s investment objective is capital appreciation.  The Fund seeks to achieve the Fund’s investment objective of capital appreciation by primarily investing in stocks that the portfolio manager believes to have above-average growth potential relative to their peers.

APPENDIX B

Resolutions of the Board of Spinnaker ETF Series

RESOLVED, that the officers of the Trust are hereby authorized to prepare and file with the Securities and Exchange Commission an application for an exemptive order, and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions from Section 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for exemptions from Sections 12(d)(1)(A) and (B) of the Act (the “Shielded Alpha ETF Application”); and further

RESOLVED, that each of the officers of the Trust is hereby authorized and directed to take any and all actions in accordance with the respective duties of each, including without limitation, making, executing, acknowledging and delivering all documents, and paying all necessary fees and expenses, as in any such officer’s judgment may be necessary or advisable in order to carry out the purposes of the foregoing resolutions, the authority granted hereby to be conclusively evidenced by the taking of such action or the execution and delivery of any such document.

Spinnaker ETF Series

By:  /s/ Tracie A. Coop
Name:  Tracie A. Coop
Title:  Secretary